UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Except as indicated below, this Report on Form 6-K is incorporated by reference to the registrant’s Registration Statements on Form F-3 (File No. 333-248068 and File No. 333-255346) filed with the Securities and Exchange Commission, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and Exhibit 99.1 hereto contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company’s (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE’s (“BPGIC III”) and Brooge Energy Limited’s (“Brooge Energy”), including Brooge Energy’s anticipated shift towards green energy and targeted production at BRE’s planned green hydrogen and green ammonia plant, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to availability of labor and other resources needed to for completion of the planned green hydrogen and ammonia plant in the UAE, timing of obtaining regulatory approvals needed with respect to the new facility, Brooge Energy’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, Broog Energy’s ability to maintain the lease for the new facility, and the other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Brooge Energy forms “Brooge Renewable Energy Ltd”, a Wholly Owned Subsidiary, to Expand its Infrastructure and Services into Green Energy.

On June 28, 2022, Brooge Energy issued a press release announcing that it has established Brooge Renewable Energy Ltd (“Brooge Renewable”), a wholly owned subsidiary of Brooge Energy, to focus on green energy related infrastructures activities that are intended to accommodate the necessary energy transfer from fossil fuels into energy produced from renewable resources. Brooge Renewable has signed a preliminary land lease agreement for its planned green hydrogen and ammonia plant in the UAE to produce up to 300,000 MT of green ammonia per annum once fully completed. A copy of the press release is attached hereto as Exhibit 99.1. The text of Exhibit 99.1 is not being incorporated by reference to the registrant’s Registration Statements on Form F-3 (File No. 333-248068 and File No. 333-255346) filed with the Securities and Exchange Commission.

Exhibit No.	Description of Exhibit
99.1	Press Release dated June 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: June 30, 2022	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer